Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, MN 55416

VIA EDGAR	November 13, 2006

Jeff Jaramillo

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Granite City Food & Brewery Ltd.

Form 10-KSB for the Fiscal Year Ended December 27, 2005

Form 10-Q for the quarterly period ended June 27, 2006

Form 8-K dated August 1, 2006

Dear Mr. Jaramillo:

We are responding to the letter from Linda Cvrkel dated October 27, 2006.  Our responses follow the comments included in such letter, which are presented in boldface type.  From a disclosure perspective, we intend to address your comments in future periodic reports in accordance with the responses set forth below.  As set forth below, we also addressed such comments in our Form 10-Q for the quarterly period ended September 26, 2006.

Form 10-KSB for the Fiscal Year Ended December 27, 2005

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1.                                      We note from your disclosure on page 15 that “other income and expense” represents among other things loss on disposal of assets.  Please revise your future filings to include loss on disposal of assets as a component of operating income (loss) rather than other income and expense, as required by paragraph 45 of SFAS No. 144.

In our Form 10-Q for the quarterly period ended September 26, 2006 we included, and in our future periodic reports we will include, our loss on disposal of assets as a component of operating income (loss) rather than other income and expense, as required by paragraph 45 of SFAS No. 144.

Note 5 – Deferred rent and rent incentive, page F-12

2.                                      Reference is made to the second paragraph.  Please explain how you accounted for the change in accrual method from accruing rent costs beginning at the commencement of the lease term to accruing lease costs during the construction period within your financial statements under APB No. 20.  Specifically, tell us whether the change was material to your financial statements for the period affected and if so, why it was not accounted for as a correction of an error.  If you determined the change was not material, please provide us with your analysis which supports the basis for your conclusion.  We may have further comment upon receipt of your response.

As we previously disclosed, in light of the letter dated February 7, 2005, from the Office of the Chief Accountant of the Securities and Exchange Commission issued to the American Institute of Certified Public Accountants expressing its views regarding certain operating lease-related accounting issues and their application under generally accepted accounting principles in the United States of America, we conducted a review of our accounting and determined we needed to make a correction in order to comply with the method set forth in the letter.   We determined that the change we made from accruing rent costs beginning at the commencement of the lease term to accruing lease costs during the construction period was not material to our prior years’ financial statements or the financial statements for the first quarter of 2005, and therefore, no disclosure was required under APB No. 20 as a correction of error.

At December 28, 2004, the lease costs during the construction period not capitalized and deferred rent not recorded was approximately $598,000.  This represented approximately 1.9% of our total assets at that time.  The change in the manner in which we accrued for such costs had no effect on our net loss.  Had we accrued for the lease costs during the construction period through 2004, depreciation and amortization would have increased by approximately $62,000 in the aggregate and occupancy costs would have decreased by the same amount.  Had we accrued for such costs during the construction period during the first quarter of 2005, the increase in depreciation and amortization and decrease in occupancy costs would have been approximately $8,700.  Pursuant to the guidance of SAB No. 99, Assessing Materiality, management believes the change was not material in numerical or percentage terms nor was it material in terms of significance to readers of our financial statements.  Management believes it is not probable the judgment of a reasonable person relying upon our financial statements would have been changed or influenced if we had accounted for this change as a correction of an error.

Note 10 – Commitments and contingencies

Development agreement

Kansas City, Kansas Lease

Olathe and West Wichita, Kansas Leases, page F-18

3.                                      We note from your disclosure that in October 2002 you entered into a development agreement with Dunham Capital Management L.L.C. (the “Developer”) for the development of your restaurants.  Based on your description of the development agreement, it appears that you are heavily involved in all aspects of the development and construction of each restaurant that is constructed on a built-to-suit basis, for you to then lease based on the terms of the development agreement.  It appears that as of December 27, 2005, eight restaurants had been constructed for you under this development agreement and in April 2005, June 2005 and January 2006 you entered into three other lease agreements under terms specified in the development agreement for three additional restaurants.  Considering the significance of the above transactions, please tell us in detail how you evaluated and determined whether or not you should be considered the owner of the assets (i.e. restaurant and land) during the construction period, supported with the guidance in EITF 97-10.  Also tell us if under your built-to-suit lease and development agreements you provide guarantees that meet any of the characteristics found in paragraph 3 of FIN No. 45 and your accounting treatment.  Additionally, please tell us and disclose in future filings the nature and amounts associated with the items that comprise the “construction in progress” balances disclosed on page F-11.  We may have further comment upon receipt of your response.

In October 2002, we entered into a development agreement with Dunham Capital Management L.L.C. (the “Developer”) for the development and construction of our restaurants.  Per this agreement, the Developer manages the construction project and incurs such costs.  In accordance with the guidance of EITF 97-10, The Effect of Lessee Involvement in Asset Construction, we have determined that we should not be considered the owner of the restaurant and land during the construction period.  EITF 97-10 states that a lessee should be considered the owner of a real estate project during the construction period if the lessee has substantially all of the construction period risk.  Based on the 90 percent recovery-of-investment test described in paragraph 7(d) of SFAS No. 13, Accounting for Leases, we do not have substantially all of the construction period risk as we are not required, under any circumstance, to pay 90 percent or more of the total project costs as of any point in time during the construction period.  Additional factors we used in determining whether we are an owner during the construction period under our development agreement are as follows:

•                  We are not required to make an equity investment in the Developer.

•                  We are not responsible for paying directly any cost of the project.

•                  We do not indemnify the Developer or any other party regarding preexisting environmental risks and third-party damage claims.

•                  We do not take title to the real estate at any time during the construction period or provide supplies used in construction for which we are entitled to reimbursement.

•                  We do not own the land or lease the land before construction commences.

•                  We do not guaranty any payment related to the construction of the project.

Although we have entered into a guarantee for a Madison ground lease between our Developer and a third party, the guarantee is not related to the construction payments, and we believe it does not meet the criteria for the types of guarantees as set forth in paragraph 3 of FIN No. 45.

The “construction in progress” component within our long-term assets consists of architecture fees and equipment we have purchased, but not yet placed in service for our unopened restaurants.  Equipment includes, but is not limited to, kitchen equipment, audio visual equipment, brewing equipment and computers and technical equipment.  Please note that our restaurants are similar in nature and structure and the equipment could be used in other locations if necessary. At December 27, 2005, construction in progress of $1,893,731 included the following approximate amounts of such assets:

Kansas City, KS equipment and architecture fees	$1,150,000
Olathe, KS equipment and architecture fees	$200,000
West Wichita, KS architecture fees	$10,000
Omaha, NE architecture fees	$14,000
Roseville, MN architecture fees	$10,000
Madison, WI architecture fees	$10,000
Worthouse and Test Kitchen equipment	$500,000

In our Form 10-Q for the quarterly period ended September 26, 2006 we disclosed, and in future periodic reports we will disclose, the nature and amounts associated with the items that comprise the construction in progress balances disclosed in our “Property and equipment” footnote.

Form 10-QSB for the quarter ended June 27, 2006

Note 3 – Commitment and Contingencies, page 6

4.                                      Reference is made to your West Wichita, Kansas lease.  We note that you indicate in your disclosure that rental costs associated with the operating lease incurred during the construction period have been recognized as pre-opening costs, and will be included in income from continuing operations in the Company’s third quarter financial statements.  In this regard, please clarify in the notes to your consolidated financial statements that you have recorded the rental costs associated with the operating lease during the construction period as pre-opening costs in the period the expense was incurred rather than when the lease term commenced in July 2006.

In reviewing our recognition of rental costs incurred during the construction period as we were preparing our third quarter and year-to-date 2006 financial statements, we noted that through inadvertence, we had not consistently applied such costs throughout their respective construction periods in the first half of 2006 as required per FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred During a Construction Period.  Between the first and second quarters of 2006, we found that the net effect of this inconsistency required an adjustment to be made to pre-opening expense of  approximately $26,000, which we made in the Form 10-Q for the third quarter ended September 26, 2006.  We further confirmed that our third quarter 2006 financial statements included all such costs incurred during the construction period for our various locations.

Pursuant to the guidance of SAB No. 99, Assessing Materiality, we believe this adjustment to be immaterial.  As of the end of the third quarter, year-to-date net income and earnings per share were unchanged.  Additionally, the adjustment had no effect on our compliance with regulatory requirements, loan covenants or management compensation.  We will continue to record rental costs associated with an operating lease during the construction period as pre-opening costs throughout the construction period in future periodic reports.

Form 8-K dated August 1, 2006

Exhibit 99

5.                                      We note from your penultimate paragraph in exhibit 99 to you Form 8-K dated August 1, 2006 that you use restaurant-level EBITDA and restaurant-level EBITDA as a percentage of revenue as internal measurements of restaurant-level operating performance.  Please provide us with and furnish in your future Form 8-K a statement disclosing why management believes these non-GAAP financial measure provide useful information to investors and the additional purposes for which management uses these non-GAAP measures.

We will expand our non-GAAP reconciliation disclosure in the future when we report non-GAAP financial measures to address why management uses non-GAAP measures and why we believe they are useful to investors.  In particular, we will explain that we provide certain non-GAAP financial measures because we believe they provide transparency with respect to supplemental information used by management in its financial and operational decision making and enhance investor’s overall understanding of our current financial performance and our future prospects.  We further believe that restaurant-level EBITDA is an important component of our financial results because it is a measurement widely used within the restaurant industry to evaluate restaurant-level productivity, efficiency, and performance.  We use restaurant-level EBITDA as a key measurement to evaluate our restaurants’ financial performance compared with our competitors.  We will also disclose that this non-GAAP measurement should not be used as a substitute for net loss, net cash provided by or used in operations or other financial data prepared in accordance with GAAP.

The primary non-GAAP financial measure that we use is Restaurant-level EBITDA.  Our disclosure is as follows:

Restaurant-level EBITDA and comparable restaurants:

As compared to the nearest GAAP measurement for our company, restaurant-level EBITDA represents net loss with the add-back of net interest expense, income tax expense, depreciation and amortization, general and administrative expenses, and pre-opening costs.  Alternatively, restaurant-level EBITDA can be calculated as restaurant revenues less all restaurant-level cost of sales, excluding depreciation and amortization.  We use restaurant-level EBITDA and restaurant-level EBITDA as a percentage of revenue as internal measurements of restaurant-level operating performance.  Restaurant-level EBITDA as we define it may not be comparable to similar measurements used by other companies and is not a measure of performance or liquidity presented in accordance with GAAP.

We acknowledge that:

•                                          the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the company may not assert staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.

If you require any additional information or have any questions, please call me at (952) 215-0674.  Should you require my fax number, it is (952) 215-0661.

Sincerely,

/s/ Peter P. Hausback
Peter P. Hausback
Chief Financial Officer

cc:	John A. Lawson, CPA
Avron L. Gordon, Esq.